

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

<u>Via U.S. Mail and Facsimile</u>

Tiger Jiujiang Mining, Inc.
c/o B.J. McDonald
250 H Street, Number 5
Blaine, WA 98230-4033

  Re: Tiger Jiujiang Mining, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed September 8, 2010
    File No. 333-166823

Dear Mr. McDonald:

  We have reviewed your response letter dated September 8, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please provide relevant updates with each amendment. For example, and without limitation, we note your reference at page 29 to the April 20, 2010 legality opinion, but also note that you filed a revised opinion dated August 12, 2010.

2. We reissue comment 3 of our letter dated June 10, 2010. There are numerous references in your amendment to your "officers and directors," while Ms. Chang Ya-Ping remains your sole officer and director.

3. We note your response to comment 4 of our letter dated June 10, 2010. However, it appears that you are relying on Rule 415 with respect to your offering and the offering by your selling shareholders in order to conduct offerings on a continuous or delayed basis in the future. Refer to subsection (a)(1) of Rule 415. Please advise or revise.

4. Given that you are characterizing your offering as a primary offering, please revise the first page of your prospectus to identify your selling stockholders as underwriters. See comment 4 of our letter dated June 10, 2010. Also revise all statements that your selling stockholders "may be deemed" to be underwriters to state instead that they are underwriters in this offering. For instance, make changes on page 2 in the second paragraph, on page 19 beneath the heading "Offering by Selling Shareholders," and on page 24 beneath the heading "Duties of the Selling Shareholders."

5. Insofar as Ms. Chang serves as your sole officer and director and majority stockholder, please disclose whether Ms. Chang has visited the Tiger Gold Mining Property. Also, please explain to us in necessary detail each of the following items:

   - who prepared the registration statement;

   - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

   - who created the business plan which is described; and

   - how Ms. Chang first came to be affiliated with Tiger Jiujiang Mining, Inc.

   We may have additional comments based on your responses.

6. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true, and with a view toward disclosure, confirm to us that Ms. Chang did not agree to purchase Tiger shares or serve as an officer or director of Tiger at least in part due to a plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity (either within the next twelve months, or anytime thereafter). Also confirm that she has no such present intention, if true.

7. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Ms. Chang;

- Named legal counsel;

- Those responsible for Ms. Chang's connection with Tiger; and

- Any others who participated in the preparation of the prospectus disclosure.

8. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

9. We note your response to comment 25 of our letter dated June 10, 2010. You stated in your response that you are of the opinion that your disclosure controls and procedures "were ineffective for a number of reasons." You then discussed generally the limitations in any system of controls. With a view toward disclosure, please tell us more specifically how your controls and procedures were ineffective.

Risks Factors, page 6

Risks Associated with Doing Business in China, page 15

10. We note your response to comment 8 of our letter dated June 10, 2010, and your reference to laws and regulations enacted by the Chinese government with respect to "corporate organization and governance, foreign investment, commerce, taxation and trade." Please clarify how Chinese laws and regulations for each of these categories affect you, and disclose all material risks. Such disclosure should address material risks based on your current operations and your proposed operations (including with respect to your plan to form a joint venture with Kiukiang).

11. We note your disclosure regarding tax rules in China, and your statement that the tax regime of the PRC "is undergoing review." With a view toward disclosure, please advise us whether the Enterprise Income Tax law that was effective on January 1, 2008 will have any material effect on you.

Plan of Distribution, Terms of the Offering, page 23

12. We reissue comment 15 of our letter dated June 10, 2010. We note your revised disclosure at page 25 that "investors may lose their entire investment notwithstanding the refund because the funds will not be held in an escrow account and potentially could be subject to claims of creditors." However, you further state that holding the checks

without depositing them until such time as the minimum subscription level is attained will minimize the risk that the funds become subject to creditors' claims, at least for the time that the checks remain undeposited. Please clarify whether legally the funds would or would not be subject to creditors' claims. If you determine that the funds would not be subject to creditors' claims, please provide support for your determination under applicable law.

Business Description, page 29

Acquisition of the Tiger Gold Property, page 30

13. We reissue comment 21 of our letter dated June 10, 2010. Please disclose in this section all provisions of the option and royalty agreement that relate to termination of the agreement, including with respect to Section 5.1 of the agreement.

Description of the Property Under Option, page 29

14. We note your response to comment 24 of our letter dated June 10, 2010. Please revise your disclosure to specify, if true, that you are referring to the common law of Wyoming, as Section 21.1 provides that the option agreement shall be governed by Wyoming law. In addition, please revise your filing to provide a cross-reference to the relevant risk factors disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 39

15. We note your response to comment 26 of our letter dated June 10, 2010. Please revise your registration statement to include the information you provided in your response letter with respect to Ms. Chang's business experience during the past five years. In addition, please briefly describe in your filing the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Chang should serve as your director, in light of your business and structure. If material, such disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Engineering Comments

16. Please add a risk factor stating Kiukiang is under no written contractual obligation to fund exploration work on the Tiger Gold Mining Property.

17. In addition, it appears that your tables describing the exploration budget are incorrect as they indicate Kiukiang is required under the option agreement to fund $60,000 in exploration work. Please advise or revise.

18. In an appropriate location of your filing, please clearly state who is the managing partner controlling the exploration work on the Tiger Gold Mining Property.

19. As an exhibit to your registration statement, please attach the legal documentation from the proper government authority indicating the present holder of the mineral rights to the Tiger Gold Mining Property. If necessary, an accompanying English translation would be appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director